001-13924
SEC File Number

828599100
CUSIP Number

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For the period ended: September 30, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Simclar, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2230 W. 77th Street

Address of Principal Executive Office (Street and Number)

Hialeah, Florida 33016

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[x]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Simclar, Inc. is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2008, on a timely basis due to its inability to complete the consolidated financial statements of the Company in time to allow the Company’s independent accounting firm to complete its review of such financial statements prior to the filing deadline. The delay in completion of the financial statements was due to the implementation of corrective actions to address the previously reported problems involving the Company’s Mexico facilities. The Company expects to file its Quarterly Report on Form 10-Q for the period ended September 30, 2008, on or before November 18, 2008.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stephen P. Donnelly	937	220-9777
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.   [ ] Yes [X] No

The Company has not field its Quarterly Report on Form 10-Q for the period ended June 30, 2008, but expects to also file this Quarterly Report on or before November 18, 2008.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [X] Yes  [ ] No

Explanation of Anticipated Change:

The company expects to report an decrease in sales for the third quarter of 2008 compared to the same quarter of 2007 of approximately $13 million, and net loss for the third quarter of 2008 which represents a decline in net income from the same quarter of 2007 of approximately $1.1 million. The worsening global economic environment has particularly impacted the telecommunications infrastructure sector which accounts for some 60% of the Company’s business, and accounted for a significant portion of sales decrease in the third quarter of 2008 compared to the same quarter of 2007. In addition, production problems experienced in the Company’s Mexican facility had an adverse impact on the quarter’s shipments.

SIGNATURES

Simclar, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

SIMCLAR, INC.

Date: November 14, 2008	By: /s/ Stephen P. Donnelly
Stephen P. Donnelly
Chief Financial Officer